SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 22)*

                              La Quinta Inns, Inc.
                                (Name of Issuer)

                     Common Stock, $0.10 Par Value Per Share
                         (Title of Class of Securities)

                                    504195108
                                 (Cusip Number)

                                  W. R. Cotham
              201 Main Street, Suite 2600, Fort Worth, Texas 76102
                                 (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 1, 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 13,948,406 shares, which constitutes approximately 27.0% of the 51,582,612 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. All other ownership percentages set forth herein assume that there are 51,420,612 shares outstanding unless otherwise stated.

1.       Name of Reporting Person:

         Thomas M. Taylor

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /
                                                            (b) / X /
3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /
6. Citizenship or Place of Organization: Thomas M. Taylor is a citizen of the United States of America.

              7.   Sole Voting Power: 3,533,520 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: 325,000 (2)
Owned By
Each
Reporting          9.   Sole Dispositive Power: 3,533,520 (1)
Person
With
              10.  Shared Dispositive Power: 325,000 (2)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,939,520 (1)(2)(3)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 7.6%(4)

14.      Type of Reporting Person: IN
- ----------------------------
(1) Solely in his capacity as President of Thomas M. Taylor & Co. with respect to 2,307,520 shares and in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio C Investors, L.P., with respect to 1,226,000 shares.
(2) Solely in his capacity as President and sole shareholder of TMT-FW, Inc., which is one of two general partners of EBD L.P., which is the sole general partner of The Airlie Group L.P., with respect to 325,000 shares.
(3) Assumes the exercise of director options held by Mr. Taylor to purchase 81,000 shares of Common stock.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 51,501,612 shares of Common stock outstanding, which number includes options to purchase 81,000 shares of Common Stock held by Mr. Taylor.

1.       Name of Reporting Person:

         Thomas M. Taylor & Co.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: 00 - Margin Account

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 2,307,520 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 2,307,520 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,307,520

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 4.5%

14.      Type of Reporting Person: CO


- ----------------------------
(1)      Power is exercised through its President, Thomas M. Taylor.

1.       Name of Reporting Person:

         Trinity I Fund, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                           (a) /   /

                                                           (b) / X /

3.       SEC Use Only


4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 1,226,000 (1)(2)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 1,226,000 (1)(2)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,226,000 (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:

                                                           /   /

13.      Percent of Class Represented by Amount in Row (11): 2.4%

14.      Type of Reporting Person: PN

- ----------
(1) Power is exercised through its sole general partner, TF Investors, L.P.

(2) Solely in its capacity as the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio C Investors, L.P.

1.       Name of Reporting Person:

         TF Investors, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                           (a) /   /

                                                           (b) / X /

3.       SEC Use Only


4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 1,226,000 (1) (2)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 1,226,000 (1) (2)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,226,000 (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:

                                                           /   /

13.      Percent of Class Represented by Amount in Row (11): 2.4%

14.      Type of Reporting Person: PN

- ----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.

(2) Solely in its capacity as the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio C Investors, L.P.

1.       Name of Reporting Person:

         Trinity Capital Management, Inc.

2.       Check the Appropriate Box if a Member of a Group:
                                                           (a) /   /

                                                           (b) / X /

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 1,226,000 (1) (2)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 1,226,000 (1) (2)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,226,000 (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:

                                                           /   /

13.      Percent of Class Represented by Amount in Row (11): 2.4%


14.      Type of Reporting Person: CO

- ----------
(1)      Power is exercised through its President, Thomas M. Taylor.

(2) Solely in its capacity as the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio C Investors, L.P.

1.       Name of Reporting Person:

         Portfolio C Investors, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                           (a) /   /

                                                           (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 1,226,000 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 1,226,000 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,226,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                           /   /


13.      Percent of Class Represented by Amount in Row (11): 2.4%


14.      Type of Reporting Person: PN

- ----------
(1) Power is exercised through its sole general partner, Portfolio Associates, Inc.

1.       Name of Reporting Person:

         Portfolio Associates, Inc.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 1,226,000 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 1,226,000 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,226,000 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                           /   /


13.      Percent of Class Represented by Amount in Row (11): 2.4%


14.      Type of Reporting Person: CO

- ----------
(1) Solely in its capacity as the sole general partner of Portfolio C Investors, L.P.

1.       Name of Reporting Person:

         Sid R. Bass, Inc.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /
3.       SEC Use Only

4.       Sources of Funds:  WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.       Citizenship or Place of Organization:  Texas

              7.   Sole Voting Power: 2,765,305 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 2,765,305 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,765,305

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 5.4%

14.      Type of Reporting Person: CO


- ----------------------------
(1)      Power is exercised through its President, Sid R. Bass.

1.       Name of Reporting Person:

         Sid R. Bass

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6. Citizenship or Place of Organization: Sid R. Bass is a citizen of the United States of America.


              7.   Sole Voting Power: 2,765,305 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 2,765,305 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,765,305 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 5.4%

14.      Type of Reporting Person: IN


- ----------------------------
(1)      Solely in his capacity as the President of Sid R. Bass, Inc.

1.       Name of Reporting Person:

         Lee M. Bass, Inc.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Sources of Funds:  WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.       Citizenship or Place of Organization:  Texas


              7.   Sole Voting Power: 2,765,305 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 2,765,305 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,765,305

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 5.4%

14.      Type of Reporting Person: CO


- ----------------------------
(1)      Power is exercised through its President, Lee M. Bass.

1.       Name of Reporting Person:

         Lee M. Bass

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /
3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6. Citizenship or Place of Organization: Lee M. Bass is a citizen of the United States of America.

              7.   Sole Voting Power: 2,765,305 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 2,765,305 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,765,305 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 5.4%

14.      Type of Reporting Person: IN
- ----------------------------
(1)      Solely in his capacity as the President of Lee M. Bass, Inc.

1.       Name of Reporting Person:

         The Bass Management Trust

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Texas

              7.   Sole Voting Power: 2,861,392 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 2,861,392 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,861,392


12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 5.6%

14.      Type of Reporting Person: 00 - Trust


- ----------------------------
(1)      Power is exercised through its sole trustee, Perry R. Bass.

1.       Name of Reporting Person:

         Perry R. Bass

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6. Citizenship or Place of Organization: Perry R. Bass is a citizen of the United States of America.

              7.   Sole Voting Power: 2,861,392 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 2,861,392 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,861,392 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 5.6%

14.      Type of Reporting Person: IN

- ----------------------------
(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust.

1.       Name of Reporting Person:

         Nancy L. Bass

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6. Citizenship or Place of Organization: Nancy L. Bass is a citizen of the United States of America.

              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,861,392 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 5.6%

14.      Type of Reporting Person: IN

- ----------------------------
(1) Solely in her capacity as one of two trustors of The Bass Management Trust and by virtue of her ability to revoke same.

1.       Name of Reporting Person:

         Peter Sterling

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6. Citizenship or Place of Organization: Peter Sterling is a citizen of the United States of America.

              7.   Sole Voting Power: 226,124
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 226,124
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         307,124 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0.6% (2)

14.      Type of Reporting Person: IN

- ----------------------------
(1) Assumes the exercise of director options held by Mr. Sterling to purchase 81,000 shares of Common Stock.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 51,501,612 shares of Common Stock outstanding, which number includes options to purchase 81,000 shares of Common Stock held by Mr. Sterling.

1.       Name of Reporting Person:

         The Airlie Group L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware

              7.   Sole Voting Power: 325,000 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 325,000 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         325,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0.6%

14.      Type of Reporting Person: PN

- ----------------------------
(1)      Power is exercised through its sole general partner, EBD L.P.

1.       Name of Reporting Person:

         EBD L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware

              7.   Sole Voting Power: 325,000 (1) (2)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 325,000 (1) (2)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         325,000 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0.6%

14.      Type of Reporting Person: PN

- ----------------------------
(1)      Solely in its capacity as the sole general partner of The Airlie
         Group L.P.

(2) Power is exercised through its two general partners, Dort A. Cameron, III and TMT-FW, Inc.

1.       Name of Reporting Person:

         Dort A. Cameron, III

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6. Citizenship or Place of Organization: Dort A. Cameron, III is a citizen of the United States of America.

              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 325,000 (1)
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 325,000 (1)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         325,000 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0.6%

14.      Type of Reporting Person: IN

- ----------------------------
(1) Solely in his capacity as one of two general partners of EBD L.P., which is the sole general partner of The Airlie Group L.P.

1.       Name of Reporting Person:

         TMT-FW, Inc.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Texas

              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 325,000 (1)(2)
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 325,000 (1)(2)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         325,000 (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0.6%

14.      Type of Reporting Person: CO


- ----------------------------
(1)      Power is exercised through its President, Thomas M. Taylor.

(2) Solely in its capacity as one of two general partners of EBD L.P., which is the sole general partner of The Airlie Group L.P.

1.       Name of Reporting Person:

         William P. Hallman, Jr.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: PF and Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6. Citizenship or Place of Organization: William P. Hallman, Jr. is a citizen of the United States of America.

              7.   Sole Voting Power: 1,257,261 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 1,257,261 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,257,261 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 2.4%

14.      Type of Reporting Person: IN


- ----------------------------
(1) Solely in his individual capacity with respect to 168,750 shares and in his capacity as the trustee of (a) Annie R. Grandson's Trust for Sid R. Bass with respect to 537,537 shares, (b) Annie R. Bass Grandson's Trust for Lee M. Bass with respect to 537,537 shares, (c) Peter Sterling Trusts with respect to 8,437 shares, and (d) Matthew Kingston Cotham 1996 Trust, which is the sole general partner of Cotham Family Partners, L.P., with respect to 5,000 shares.

1.       Name of Reporting Person:

         Annie R. Bass Grandson's Trust for Sid R. Bass

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /
3.       SEC Use Only

4.       Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 537,537 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 537,537 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         537,537

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 1.0%

14.      Type of Reporting Person: 00 - Trust

- ----------------------------
(1)      Power is exercised through its trustee, William P. Hallman, Jr.

1.       Name of Reporting Person:

         Annie R. Bass Grandson's Trust for Lee M. Bass

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 537,537 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 537,537 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         537,537

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 1.0%

14.      Type of Reporting Person: 00 - Trust

- ----------------------------
(1)      Power is exercised through its trustee, William P. Hallman, Jr.

1.       Name of Reporting Person:

         Peter Sterling Trusts

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Texas

              7.   Sole Voting Power: 8,437 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 8,437 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         8,437

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): <0.1%

14.      Type of Reporting Person: 00 - Trust


- ----------------------------
(1)      Power is exercised through the trustee of such trusts, William P.
         Hallman, Jr.

1.       Name of Reporting Person:

         Cotham Family Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 5,000 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 5,000 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         5,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): <0.1%

14.      Type of Reporting Person: PN

- ----------------------------
(1) Power is exercised through its sole general partner, Matthew Kingston Cotham 1996 Trust.

1.       Name of Reporting Person:

         Matthew Kingston Cotham 1996 Trust

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Texas

              7.   Sole Voting Power: 5,000 (1)(2)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 5,000 (1)(2)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         5,000 (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): <0.1%

14.      Type of Reporting Person: 00 - Trust

- ----------------------------
(1)      Power is exercised through its trustee, William P. Hallman, Jr.

(2)      Solely in its capacity as sole general partner of Cotham Family
         Partners, L.P.

1.       Name of Reporting Person:

         Douglas K. Bratton

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6. Citizenship or Place of Organization: Douglas K. Bratton is a citizen of the United States of America.

              7.   Sole Voting Power: 11,687 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  5,375 (2)
Owned By
Each
Reporting          9.   Sole Dispositive Power: 11,687 (1)
Person
With
              10.  Shared Dispositive Power: 5,375 (2)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         17,062 (1) (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): <0.1%

14.      Type of Reporting Person: IN

- ----------------------------
(1) Solely in his capacity as President of the Bratton Family Foundation with respect to 10,000 shares.

(2)      5,375 shares are owned in joint tenancy with his wife, Anne M.
         Bratton.

1.       Name of Reporting Person:

         Anne Marie Bratton

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6. Citizenship or Place of Organization: Anne Marie Bratton is a citizen of the United States of America.

              7.   Sole Voting Power: 1,687 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  5,375 (2)
Owned By
Each
Reporting          9.   Sole Dispositive Power: 1,687 (1)
Person
With
              10.  Shared Dispositive Power: 5,375 (2)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         7,062 (1)(2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): <0.1%

14.      Type of Reporting Person: IN


- ----------------------------
(1) Solely in her capacity as the sole trustee of a trust for the benefit of her minor son, with respect to 1,687 shares.

(2)      5,375 shares are owned in joint tenancy with her husband, Douglas K.
         Bratton.

1.       Name of Reporting Person:

         The Bratton Family Foundation

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: 00--Other

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 10,000 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 10,000 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         10,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): <0.1%

14.      Type of Reporting Person: CO


- ----------------------------
(1)      Power is exercised through its President, Douglas K. Bratton.

1.       Name of Reporting Person:

         Thomas W. Briggs

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6. Citizenship or Place of Organization: Thomas W. Briggs is a citizen of the United States of America.

              7.   Sole Voting Power: 16,875
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 16,875
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         16,875

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): <0.1%

14.      Type of Reporting Person: IN

1.       Name of Reporting Person:

         Michael N. Christodolou

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6. Citizenship or Place of Organization: Michael N. Christodolou is a citizen of the United States of America.

              7.   Sole Voting Power: 10,125
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 10,125
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         10,125

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): <0.1%

14.      Type of Reporting Person: IN

1.       Name of Reporting Person:

         W. Forrest Tempel

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6. Citizenship or Place of Organization: W. Forrest Tempel is a citizen of the United States of America.

              7.   Sole Voting Power: 3,375
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 3,375
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,375

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): <0.1%

14.      Type of Reporting Person: IN

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend and restate in its entirety their
Schedule 13D Statement dated January 15, 1988, as amended by Amendment No. 1 dated June 9, 1988, by Amendment No. 2 dated September 7, 1988, by Amendment No. 3 dated January 20, 1989, by Amendment No. 4 dated February 23, 1989, by Amendment No. 5 dated June 12, 1989, by Amendment No. 6 dated April 27, 1990, by Amendment No. 7 dated October 1, 1990, by Amendment No. 8 dated October 18, 1990, by Amendment No. 9 dated January 23, 1991, by Amendment No. 10 dated February 7, 1991, by Amendment No. 11 dated May 16, 1991, by Amendment No. 12 dated May 30, 1991, by Amendment No. 13 dated June 7, 1991, by Amendment No. 14 dated June 21, 1991, by Amendment No. 15 dated October 25, 1991, by Amendment No. 16 dated January 9, 1992 , by Amendment No. 17 dated January 13, 1992, by Amendment No. 18 dated March 10, 1993, by Amendment No. 19 dated March 25, 1993, by Amendment No. 20 dated November 21, 1995 and by Amendment No. 21 dated January 22, 1996 (the "Schedule 13D"), relating to the Common Stock, par value $0.10 per share, of La Quinta Inns, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

         Paragraph (a) of Item 2 is hereby partially amended by adding at the end thereof the following:

         On May 1, 1996, DJM ceased to be a Reporting Person, and shall not be a Reporting Person on this or future filings on Schedule 13D.

         On January 24, 1996, Cotham Family Partners, L.P. ("CFP") purchased shares of the Stock. As a result of such purchase, CFP and Matthew Kingston Cotham 1996 Trust ("MKCT") hereby join this filing because they may be deemed to constitute a "group" with the Reporting Persons within the meaning of
Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by CFP or MKCT or the other Reporting Persons that a group exists. As used hereinafter, the term "Reporting Person" shall also include references to CFP and MKCT.

         Paragraphs (b) - (c) of Item 2 are hereby partially amended by adding at the end thereof the following:

         CFP

         CFP is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of CFP, which also serves as its principal office, is 201 Main Street, Suite 2600, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to MKCT, the general partner of CFP, is set forth below.

         MKCT

         MKCT is a trust existing under the laws of the State of Texas. The address of MKCT is 201 Main Street, Suite 2500, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustee, WPH, is set forth above.

         (d) - (f)

         No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended in its entirety as follows:

         The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are set forth below.

     REPORTING PERSON        SOURCE OF FUNDS          AMOUNT OF FUNDS

         TMT                 Not Applicable (6)       Not Applicable

         Taylor & Co.        Margin Account at
                              Merrill Lynch Pierce
                              Fenner & Smith
                              Incorporated (1)(2)     $26,029,817.41(3)

         TIF                 Not Applicable           Not Applicable

         TFI                 Not Applicable           Not Applicable

         TCM                 Not Applicable           Not Applicable

         PCI                 Working Capital (2)      $14,244,559.60

         PA                  Not Applicable           Not Applicable

         SRB, Inc.           Working Capital(2)       $12,039,882.80

         SRB                 Not Applicable           Not Applicable

         LMB, Inc.           Working Capital(2)       $12,039,882.80

         LMB                 Not Applicable           Not Applicable

         BMT                 Trust Funds(5)           $26,682,972.43

         PRB                 Not Applicable           Not Applicable

         NLB                 Not Applicable           Not Applicable

         PS                  Personal Funds(4),(6)    $ 1,125,550.74

         TAG                 Working Capital(2)       $14,137,084.93 (8)

         EBD                 Not Applicable           Not Applicable

         DAC                 Not Applicable           Not Applicable

         TMT-FW              Not Applicable           Not Applicable

         WPH                 Personal Funds(4)        $   996,854.25

         ARBS                Trust Funds(5)           $ 3,799,193.53

         ARBL                Trust Funds(5)           $ 3,799,193.53


         PST                 Trust Funds(5)           $    58,904.52

         CFP                 Working Capital(2)       $   122,800.00

         MKCT                Not Applicable           Not Applicable

         DKB/AMB             Personal Funds(4)        $   141,370.90

         FOUNDATION          Other(7)                 $   211,250.00

         TWB                 Personal Funds(4)        $   117,809.04

         MNC                 Personal Funds(4)        $    70,685.42

         WFT                 Personal Funds(4)        $    23,561.81

         (1) Taylor & Co.'s cash obligations pursuant to such margin account purchases were satisfied with Working Capital.

         (2) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

         (3)  This figure represents the total amount expended by Taylor &
Co. for all purchases of shares of the Stock, without subtracting sales. Therefore, such figure does not accurately reflect Taylor & Co.'s current net investment in shares of the Stock. Taylor & Co. has recouped through sales its entire investment in shares of the Stock.

         (4) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

         (5) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

         (6) The sums reported above do not include any funds that may be expended in the future by any of the Reporting Persons to acquire additional shares of the Stock upon exercise of the options reported herein. It is expected that each of TMT and PS would use personal funds to exercise the options held by each of them.

         (7) Shares of the Stock held by Foundation were gifted to the Foundation by DKB.

         (8) This figure represents the total amount expended by TAG for all purchases of shares of the Stock, without subtracting sales. Therefore, such figure does not accurately reflect TAG's current net investment in shares of the Stock. TAG has recouped through sales its entire investment in shares of the Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         No material change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Paragraphs (a) - (b) of Item 5 are hereby amended in their entireties as follows:

         (a)

         TMT

         Because of his positions as (i) President of Taylor & Co., (ii) President and sole shareholder of TMT-FW, which is one of two general partners of EBD, the sole general partner of TAG, and (iii) President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PCI, and because he holds director stock options to purchase 81,000 shares of the Stock, TMT may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 3,939,520 shares of the Stock in the aggregate, which constitutes approximately 7.6% of the 51,501,612 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

         Taylor & Co.

         The aggregate number of shares of the Stock that Taylor & Co. owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,307,520, which constitutes approximately 4.5% of the outstanding shares of the Stock.

         TIF

         Because of its position as the sole stockholder of PA, which is the sole general partner of PCI, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,226,000 shares of the Stock, which constitutes approximately 2.4% of the outstanding shares of the Stock.

         TFI

         Because of its position as the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PCI, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,226,000 shares of the Stock, which constitutes approximately 2.4% of the outstanding shares of the Stock.

         TCM

         Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PCI, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,226,000 shares of the Stock, which constitutes approximately 2.4% of the outstanding shares of the Stock.

         PCI

         The aggregate number of shares of the Stock that PCI owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,226,000, which constitutes approximately 2.4% of the outstanding shares of the Stock.

         PA

         Because of its position as the sole general partner of PCI, PA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,226,000 shares of the Stock, which constitutes approximately 2.4% of the outstanding shares of the Stock.

         SRB, Inc.

         The aggregate number of shares of the Stock that SRB, Inc. owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,765,305, which constitutes approximately 5.4% of the outstanding shares of the Stock.

         SRB

         Because of his position as President of SRB, Inc., SRB may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 2,765,305 shares of the Stock, which constitutes approximately 5.4% of the outstanding shares of the Stock.

         LMB, Inc.

         The aggregate number of shares of the Stock that LMB, Inc. owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,765,305, which constitutes approximately 5.4% of the outstanding shares of the Stock.

         LMB

         Because of his position as President of LMB, Inc., LMB may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 2,765,305 shares of the Stock, which constitutes approximately 5.4% of the outstanding shares of the Stock.

         BMT

         The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,861,392, which constitutes approximately 5.6% of the outstanding shares of the Stock.

         PRB

         Because of his positions as Trustee and a Trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,861,392 shares of the Stock, which constitutes approximately 5.6% of the outstanding shares of the Stock.

         NLB

         Because of her position as a Trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,861,392 shares of the Stock, which constitutes approximately 5.6% of the outstanding shares of the Stock.

         PS

         The aggregate number of shares of the Stock that PS owns beneficially, pursuant to Rule 13d-3 of the Act, is 307,124 which includes director stock options to purchase 81,000 shares of the Stock, which in the aggregate constitutes approximately 0.6% of the 51,501,612 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

         TAG

         The aggregate number of shares of the Stock that TAG owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 325,000 which constitutes approximately 0.6% of the outstanding shares of the Stock.

         EBD

         Because of its position as the sole general partner of TAG, EBD may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 325,000 shares of the Stock, which constitutes approximately 0.6% of the outstanding shares of the Stock.

         DAC

         Because of his position as one of two general partners of EBD, the sole general partner of TAG, DAC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 325,000 shares of the Stock, which constitutes approximately 0.6% of the outstanding shares of the Stock.

         TMT-FW

         Because of its position as one of two general partners of EBD, the sole general partner of TAG, TMT-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 325,000 shares of the Stock, which constitutes approximately 0.6% of the outstanding shares of the Stock.

         WPH

         Because of his positions as the trustee of each of ARBS, ARBL, PST and MKCT, and because of his individual ownership of 168,750 shares of the Stock, WPH may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 1,257,261 shares of the Stock in the aggregate, which constitutes approximately 2.4% of the outstanding shares of the Stock.

         ARBS

         The aggregate number of shares of the Stock that ARBS owns beneficially, pursuant to Rule 13d-3 of the Act, is 537,537, which constitutes approximately 1.0% of the outstanding shares of the Stock.

         ARBL

         The aggregate number of shares of the Stock that ARBL owns beneficially, pursuant to Rule 13d-3 of the Act, is 537,537, which constitutes approximately 1.0% of the outstanding shares of the Stock.

         PST

         The aggregate number of shares of the Stock that PST owns beneficially, pursuant to Rule 13d-3 of the Act, is 8,437, which constitutes less than 0.1% of the outstanding shares of the Stock.

         CFP

         The aggregate number of shares of the Stock that CFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

         MKCT

         Because of its position as the sole general partner of CFP, MKCT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,000 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

         DKB

         The aggregate number of shares of the Stock that DKB owns beneficially, pursuant to Rule 13d-3 of the Act, as a joint tenant with AMB is 5,375. The aggregate number of shares of the Stock that DKB owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,687, which, together with the 5,375 shares he owns as a joint tenant with AMB and the 10,000 shares held by Foundation that DKB may, pursuant to Rule 13d-3 of the Act, be deemed to own beneficially by virtue of his position as President of the Foundation, constitutes less than 0.1% of the outstanding shares of the Stock.

         AMB

         The aggregate number of shares of the Stock that AMB owns beneficially, pursuant to Rule 13d-3 of the Act, as a joint tenant with DKB is 5,375. Because of her position as the sole trustee of a trust for the benefit of her minor son, AMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 1,687 shares of the Stock, which, together with the 5,375 shares she owns as a joint tenant with DKB, constitutes less than 0.1% of the outstanding shares of the Stock.

         Foundation

         The aggregate number of shares of the stock that the Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 10,000 shares of the Stock, which constitutes less than 0.1% of outstanding shares of the Stock.

         TWB

         The aggregate number of shares of the Stock that TWB owns beneficially, pursuant to Rule 13d-3 of the Act, is 16,875, which constitutes less than 0.1% of the outstanding shares of the Stock.

         MNC

         The aggregate number of shares of the Stock that MNC owns beneficially, pursuant to Rule 13d-3 of the Act, is 10,125, which constitutes less than 0.1% of the outstanding shares of the Stock.

         WFT

         The aggregate number of shares of the Stock that WFT owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,375, which constitutes less than 0.1% of the outstanding shares of the Stock.

         In addition, an irrevocable trust (the "Taylor Trust") for the benefit of a son of TMT owns 3,375 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock. TMT's mother, Annette B. Taylor, serves as Trustee of the Taylor Trust, and TMT disclaims beneficial ownership of the shares of the Stock it owns.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         TMT

         In his capacity as the President of Taylor & Co., TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,307,520 shares of the Stock. In his capacity as President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PCI, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,226,000 shares of the Stock. In his capacity as the President and sole shareholder of TMT-FW, which is one of two general partners of EBD, the sole general partner of TAG, TMT has shared power to vote or to direct the vote and to dispose or to direct the disposition of 325,000 shares of the Stock.

         Taylor & Co.

         Acting through its President, Taylor & Co. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,307,520 shares of the Stock.

         TIF

         As the sole stockholder of PA, which is the sole general partner of PCI, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,226,000 shares of the Stock.

         TFI

         As the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PCI, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,226,000 shares of the Stock.

         TCM

         As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PCI, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,226,000 shares of the Stock.

         PCI

         Acting through its sole general partner, PCI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,226,000 shares of the Stock.

         PA

         As the sole general partner of PCI, PA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,226,000 shares of the Stock.

         SRB, Inc.

         Acting through its President, SRB, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,765,305 shares of the Stock.

         SRB

         In his capacity as President of SRB, Inc., SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,765,305 shares of the Stock.

         LMB, Inc.

         Acting through its President, LMB, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,765,305 shares of the Stock.

         LMB

         In his capacity as President of LMB, Inc., LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,765,305 shares of the Stock.


         BMT

         Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,861,392 shares of the Stock.

         PRB

         In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,861,392 shares of the Stock.

         NLB

         NLB has no sole or shared power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

         PS

         PS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 226,124 shares of the Stock.

         TAG

         Acting through its sole general partner, TAG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 325,000 shares of the Stock.

         EBD

         As the sole general partner of TAG, EBD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 325,000 shares of the Stock.

         DAC

         As one of two general partners of EBD, which is the sole general partner of TAG, DAC has shared power to vote or to direct the vote and to dispose or to direct the disposition of 325,000 shares of the Stock.

         TMT-FW

         As one of two general partners of EBD, which is the sole general partner of TAG, TMT-FW has shared power to vote or to direct the vote and to dispose or to direct the disposition of 325,000 shares of the Stock.

         WPH

         Acting in his individual capacity and in his capacity as Trustee of each of ARBS, ARBL, PST and MKCT, WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,257,261 shares of the Stock.

         ARBS

         Acting through its Trustee, ARBS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 537,537 shares of the Stock.

         ARBL

         Acting through its Trustee, ARBL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 537,537 shares of the Stock.

         PST

         Acting through its Trustee, PST has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,437 shares of the Stock.

         CFP

         Acting through its sole general partner, CFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,000 shares of the Stock.

         MKCT

         Acting through its Trustee, and in its capacity as the general partner of CFP, MKCT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,000 shares of the Stock.

         DKB

         Acting in his individual capacity and in his capacity as President of Foundation, DKB has the sole power to vote or to direct the vote and to dispose or direct the disposition of 11,687 shares of the Stock. As joint tenant with his wife, AMB, DKB has shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,375 shares of the Stock.

         AMB

         As Trustee of a trust for the benefit of her minor son, AMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,687 shares of the Stock. As joint tenant with her husband, DKB, AMB has shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,375 shares of the Stock.

         Foundation

         Acting through its President, the Foundation has the sole power to vote or to direct the vote and to dispose or direct the disposition of 10,000 shares of the Stock.

         TWB

         TWB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,875 shares of the Stock.

         MNC

         MNC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 10,125 shares of the Stock.

         WFT

         WFT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,375 shares of the Stock.

         In addition, Annette B. Taylor, in her capacity as Trustee of the Taylor Trust, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 3,375 shares of Stock owned by the Trust.

         (c) - (e)

         No material change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         NO material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

0        Exhibit 10.1 --     Letter Agreement dated as of January 19, 1996,
by and between The Airlie Group, L.P. and Portfolio C Investors, L.P., previously filed.

         Exhibit 24.1 -- Power of Attorney of The Bratton Family Foundation, previously filed with the Securities and Exchange Commission.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:     May 1, 1996

                                  /S/ W. R. COTHAM
                                  W. R. Cotham,
                                  Attorney-in-Fact for:

                                    THOMAS M. TAYLOR(1)
                                    SID R. BASS(2)
                                    LEE M. BASS(3)
                                    THE BASS MANAGEMENT TRUST(4)
                                    PERRY R. BASS(5)
                                    NANCY LEE BASS(6)
                                    PETER STERLING(7)
                                    DOUGLAS K. BRATTON(8)
                                    ANNE M. BRATTON(9)
                                    THOMAS W. BRIGGS(10)
                                    THE BRATTON FAMILY FOUNDATION (11)
                                    MICHAEL N. CHRISTODOLOU(12)
                                    W. FORREST TEMPEL(13)
                                    DORT A. CAMERON, III(14)


                                  /S/ W. R. COTHAM
                                  W. R. Cotham,
                                  Vice President of:

                                     THOMAS M. TAYLOR & CO.
                                     SID R. BASS, INC.
                                     LEE M. BASS, INC.
                                     TMT-FW, INC.
                                     TRINITY CAPITAL MANAGEMENT, INC.
                                     PORTFOLIO ASSOCIATES, INC.

                                  TRINITY I FUND, L.P.,
                                  a Delaware limited partnership

                                  By:  TF INVESTORS, L.P.,
                                       a Delaware limited partnership,
                                       General Partner

                                       By:       TRINITY CAPITAL MANAGEMENT,
                                         INC.,
                                         a Delaware corporation,
                                         General Partner

                                         By:/s/ W. R. Cotham
                                                 W. R. Cotham,
                                                 Vice President


                                  TF INVESTORS, L.P.,
                                  a Delaware limited partnership

                                  By:  TRINITY CAPITAL MANAGEMENT, INC.,
                                       a Delaware corporation,
                                       General Partner

                                       By:/s/ W. R. Cotham
                                         W. R. Cotham,
                                         Vice President


                                  PORTFOLIO C INVESTORS, L.P.,
                                  a Delaware limited partnership

                                  By: PORTFOLIO ASSOCIATES, INC.,
                                      a Delaware corporation,
                                      General Partner

                                       By:/s/ W. R. Cotham
                                         W. R. Cotham,
                                                 Vice President


                                  PORTFOLIO ASSOCIATES, INC.,
                                  a Delaware corporation

                                  By:/s/ W. R. Cotham
                                           W. R. Cotham,
                                           Vice President


                                  COTHAM FAMILY PARTNERS, L.P.

                                  By:  Matthew Kingston Cotham 1996 Trust,
                                         General Partner

                                       By:  /s/ William P. Hallman, Jr.
                                       William P. Hallman, Jr.,
                                                 Trustee

                                  /S/ WILLIAM P. HALLMAN, JR.
                                  William P. Hallman, Jr.,
                                  Individually and as Trustee
                                  of each of:

                                     ANNIE R. BASS GRANDSON'S
                                     TRUST FOR SID R. BASS

                                     ANNIE R. BASS GRANDSON'S
                                     TRUST FOR LEE M. BASS

                                     PETER STERLING TRUSTS

                                     MATTHEW KINGSTON COTHAM 1996
                                     TRUST

                                  THE AIRLIE GROUP L.P.,
                                  a Delaware limited partnership

                                  By:  EBD L.P.,
                                       a Delaware limited partnership,
                                        General Partner

                                       By:  TMT-FW, INC., a Texas
                                         corporation,
                                         General Partner


                                         By:     /S/ W. R. COTHAM
                                                      W. R. Cotham,
                                                      Vice President


                                  EBD L.P.,
                                  a Delaware limited partnership

                                  By: TMT-FW, INC., a Texas
                                   corporation, General Partner


                                       By:       /S/ W. R. COTHAM
                                                 W. R. Cotham,
                                                 Vice President


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Peter Sterling previously has been filed with the Securities and Exchange Commission.

(8) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Douglas K. Bratton previously has been filed with the Securities and Exchange Commission.

(9) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Anne M. Bratton previously has been filed with the Securities and Exchange Commission.

(10) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas W. Briggs previously has been filed with the Securities and Exchange Commission.

(11) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bratton Family Foundation is being filed herewith.

(12) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Michael N. Christodolou previously has been filed with the Securities and Exchange Commission.

(13) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of W. Forrest Tempel previously has been filed with the Securities and Exchange Commission

(14) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Dort A. Cameron III previously has been filed with the Securities and Exchange Commission.

EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1          Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

10.1 Letter Agreement dated as of January 19, 1996, by and between The Airlie Group, L.P. and Portfolio C Investors, L.P., previously filed.

24.1 Power of Attorney of The Bratton Family Foundation, previously filed with the Securities and Exchange Commission.